Exhibit 99.9

FOR IMMEDIATE RELEASE

2, place de la Coupole La Défense 6 92 400 Courbevoie France Fax : 33 (1) 47 44 68 21 Catherine ENCK Tel. 33 (1) 47 44 37 76	Alaska: TotalFinaElf awarded 20 exploration blocks
Thomas FELL
Tel. : 33 (1) 47 44 47 57

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Christine MELVILLE
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Thomas SAUNDERS
Tel. : 33 (1) 47 44 42 30

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 7 087 201 730 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com	Paris, June 5, 2002 — TotalFinaElf, through its subsidiary TotalFinaElf E&P USA, Inc., was awarded 20 blocks in the National Petroleum Reserve Alaska oil and gas lease sale.

The blocks cover an area of 920 square kilometres and are located onshore near several recent discoveries.

Over the past years, TotalFinaElf has developed its knowledge of this oil area, notably from seismic work carried out to identify attractive prospects.
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